Bhirud Associates, Inc.                                                                                           .                        .-----------------------------------------------------------------

January 24, 2011

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-1090

Re:

Apex Mid Cap Growth Fund (“Registrant”)

File No. 811-06680

CIK No. 0000888126

Accession No. 0001162044-11-000033

EDGAR Submission Type AW Withdrawal Request

Withdrawal of Registration Statement Pursuant to Rule 477 of the 1933 Act

Dear Sir/Madam:

Pursuant to Rule 477 of the Securities Act of 1933, the Registrant, hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s post-effective amendment to its registration statement on Form N-1A, filed with the Commission via EDGAR pursuant to Rule 485(b) on January 21, 2011, along with exhibits filed thereto (the “Amendment”).

It has been determined that the cover sheet for the Amendment inadvertently designated that the filing was being made pursuant to Rule 485(b).  We are requesting the withdrawal of this filing, under Form Type AW.  We are requesting that this withdrawal be effective as of the date of the filing.

Please note that no securities were sold in connection with this offering.

Please contact the undersigned at 203-662-6659 with any questions or comments you may have.

Sincerely,

/s/ Suresh L. Bhirud

Suresh L. Bhirud

President

TEL (203) 662-6659

6 Thorndal Circle, Suite 205

FAX (203) 621-2240

Darien, CT 06820

suresh@bhirud.com